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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    MARCH
FOR THE MONTH OF ___________________________________________ , 20 04
                                                                  --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               PERUSAHAAN PERSEROAN (PERSERO)
                                               PT TELEKOMUNIKASI INDONESIA
                                               ---------------------------------
                                                         (REGISTRANT)



                  MARCH 4, 2004
DATE_______________________________________    BY /s/ Rochiman Sukarno
                                                  ------------------------------
                                                          (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                           No.TEL .126/PR000/UHI/2004

                TELKOM APPOINTS KPMG AS AUDITOR FOR THE YEAR 2003


BANDUNG, MARCH 4, 2004 - PT Telekomunikasi Indonesia Tbk (TELKOM) announced today that it has selected KAP Siddharta, Siddharta & Widjaja, member firm of KPMG as its independent auditor for the 2003 financial year. KPMG was selected and approved by TELKOM's Audit Committee pursuant to TELKOM's customary annual auditor selection process. TELKOM's Board of Commissioners and Board of Directors also approved the selection of KPMG.






WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID